FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Uranium 2008 Drill Programs and Exploration Underway

Vancouver, Canada, January 10th, 2008  –  CanAlaska Uranium Ltd. (CVV – TSX.V)

CanAlaska’s management is pleased to report the commencement of 2008 field operations on its uranium exploration projects in Canada’s Athabasca Basin.  Drilling  programs are due to commence at Lake Athabasca (Johnson Island), Cree Lake and at Key Lake, following preliminary grid work.  At West McArthur, field crews are co-ordinating detailed ground gravity and EM geophysical surveys over six individual target zones.  On one of these zones CanAlaska’s drilling programs have previously intersected uranium mineralization within alteration envelopes.  The ground detail work is planned to determine the optimum drill locations to determine the continuity and size of the current targets and define drill targets in three new areas.  The Lake Athabasca  and Cree Lake drill programs are expected to continue into early April.

In 2007 successful drill programs were carried out on five of the company’s projects, West Mc Arthur, Key Lake, Waterbury, Lake Athabasca and Helmer.  A sixth drill program at NE Wollaston was terminated due to operational problems.  However the Company continued to make numerous surface discoveries of high-grade pitchblende stringers and displaced boulder trains, as well as multiple surface zones of disseminated uranium and multiple zones of significant uranium-Rare Earth mineralization.  Drilling will re-commence at NE Wollaston following permitting and logistical considerations and further geophysical surveys.

Mapping and surface sampling was carried out on nine projects.  However the majority of  Project surface samples, and the drill samples from the Helmer Lake  project are still being processed at the assay laboratories.  The company expects in January to progressively report assay values associated with the radioactivity noted from scintillometer readings taken during the summer programs.

CanAlaska enjoys solid support from its international exploration partners- totaling $49 million in exploration commitments to date. Mitsubishi Development Pty, is engaged in an $11 million exploration program on the West McArthur Project.  A Consortium of Korean energy and resource companies, led by Hanwha Corporation is supporting $19 million of exploration on the Cree East Project.  Mega Uranium Ltd is financing an $8 million program at on the Poplar Project, and Uranium Prospects Plc and Yellowcake Plc are  jointly funding $5 million of exploration on the Grease River Project.  Junior Canadian explorer Wescan Uranium is funding a combined $ 6 million on the Key Lake and Cree West Projects.

The Company is focusing its corporate development efforts in the early part of 2008 towards establishing more multinational partnerships and the financing of additional work programs its exploration projects.  Additional activity has included the staking of further exploration projects.

The Qualified Person for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration on seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$30 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration  continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  A C$19 mil. Agreement for exploration has also been executed with a Korean Consortium led by Hanwha Corporation to enter into joint exploration of CanAlaska's Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Jan 10th, 2007